Exhibit 99.8

coform	88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.
Company Number	29846

Company Name in full	Wolseley plc

Shares allotted (including bonus shares):

	From			To

Date or period during which shares were allotted	Day	Month	Year	Day	Month	Year

(if shares were allotted on one date enter that date in the “from” box)	18	05	2005	18	05	2005

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	889	1,239
Nominal value of each share	25p	25p
Amount (if any) paid or due on each share (including any share premium)	£4.12	£6.57

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ For companies registered in England and Wales	DX 33050 Cardiff

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB For companies registered in Scotland	DX 235 Edinburgh

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Kay T Fitzgerald	Ordinary	54

Address
8 Ellenbrook Crescent Hatfield Hertfordshire
UK postcode AL10 9RP

Name	Class of shares allotted	Number allotted
John Clutterbuck	Ordinary	593

Address
6 Fountains Close Belmont Hereford Herefordshire
UK postcode HR2 7XY

Name	Class of shares allotted	Number allotted
Gordon Flood	Ordinary	296

Address
6 Wentworth Gardens Toddington Bedfordshire LU5 6DN
UK postcode

Name	Class of shares allotted	Number allotted
Sue M Fisher	Ordinary	456

Address
19 Deerstone Ridge Wetherby West Yorkshire
UK postcode LS22 7XN

Please enter the number of continuation sheets (if any) attached to this form	1

Signed

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Colin J Pugh	Ordinary	273

Address
8 Ellenbrook Crescent Hatfield Hertfordshire
UK postcode AL10 9RP

Name	Class of shares allotted	Number allotted
Anthony G Wittich	Ordinary	456

Address
10 Spartan Close Wooton Northamptonshire
UK postcode NN4 6JW

Name	Class of shares allotted	Number allotted
Ordinary

Address

UK postcode

Name	Class of shares allotted	Number allotted
Ordinary

Address

UK postcode

Please enter the number of continuation sheets (if any) attached to this form	1

Signed	/s/ M J White	Date 18/5/05
M J White
secretary

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform